FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

National Bank of Greece S.A.

Press Release

Finansbank 2010 results in accordance with IFRS

National Bank of Greece announces that its Turkish subsidiary, Finansbank, announced on March 2, 2011 its annual consolidated financial results for 2010 under IFRS. The announcement is available in

http://www.finansbank.com.tr/en/investor-relations/media/395/report.aspx

You can also view the annual consolidated financial statements of Finansbank for 2010 under IFRS in

http://www.finansbank.com.tr/en/investor-relations/financial-reports/default.aspx?FBAS_IR_Financialreports

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 3rd March, 2011

Chief Executive Officer